UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

ALTISOURCE RESIDENTIAL CORPORATION
(Name of Issuer)
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

02153W100
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2015(1)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)           This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No. 02153W100

1.	Names of Reporting Persons

William C. Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

606(2) (See Items 4 and 5)
	8.	Shared Voting Power

2,277,542(2) (See Items 4 and 5)
	9.	Sole Dispositive Power

606(1) (See Items 4 and 5)
	10.	Shared Dispositive Power

2,277,542 (2) (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,277,542 (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

4.0%* (See Items 4 and 5)
14.	Type of Reporting Person (See Instructions)

IN

(2) As of January 22, 2014, Mr. Erbey beneficially owned: (i) 606 shares of common stock held directly; (ii) 1,985,769 shares of common stock held by Salt Pond Holdings, LLC, a United States Virgin Islands limited liability company of which the members were Mr. Erbey, his spouse, E. Elaine Erbey, FF Plaza Limited Partnership, a Delaware limited partnership (“Salt Pond”) of which the partners are Mr. Erbey, Ms. Erbey and Delaware Permanent Corporation (“Delaware Permanent”), a Delaware corporation owned by Mr. Erbey, and Erbey Holding Corporation, a Delaware corporation wholly owned by Mr. Erbey and (iii) options to acquire 291,167 shares of Common Stock, which were exercisable on or within 60 days after January 22, 2014. As of January 22, 2014, Mr. Erbey, Ms. Erbey, FF Plaza, Delaware Permanent and Erbey Holding each beneficially owned the 1,985,769 shares of common stock held by Salt Pond.  Subsequent to this date, FF Plaza and Delaware Permanent were dissolved.

CUSIP No. 02153W100

1.	Names of Reporting Persons

E. Elaine Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

1,985,769 (3) (See Items 4 and 5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

1,985,769 (3) (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,985,769 (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

3.5%* (See Items 4 and 5)
14.	Type of Reporting Person (See Instructions)

IN

(3) As of January 22, 2014, Ms. Erbey beneficially owned the 1,985,769 shares of common stock held by Salt Pond as of that date.

CUSIP No. 02153W100

1.	Names of Reporting Persons

Salt Pond Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

United States Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

1,985,769 (4) (See Items 4 and 5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

1,985,769 (4) (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,985,769 (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

3.5%* (See Items 4 and 5)
14.	Type of Reporting Person (See Instructions)

OO

(4) Includes the 1,985,769 shares of common stock held by Salt Pond as of January 22, 2014.  Subsequent to that date, Salt Pond acquired the interests held by FF Plaza and Delaware Permanent, each of which were subsequently dissolved.

CUSIP No. 02153W100

1.	Names of Reporting Persons

Erbey Holding Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

1,985,769 (5) (See Items 4 and 5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

1,985,769 (5) (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,985,769 (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

3.5%* (See Items 4 and 5)
14.	Type of Reporting Person (See Instructions)

CO

(5) As of January 22, 2014, Erbey Holding beneficially owned the 1,985,769 shares of common stock held by Salt Pond as of Jauary 22, 2014.

* The ownership percentage for each Reporting Person, as defined below, is based upon 56,515,998 shares outstanding as of January 22, 2014.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (“Original Schedule 13D”) originally filed jointly by William C. Erbey (the “Principal Reporting Person”), his spouse E. Elaine Erbey, FF Plaza Limited Partnership, Delaware Permanent Corporation and Erbey Holding Corporation (together with Salt Pond, the “Reporting Persons”) on January 8, 2013 (as amended and supplemented, the “Schedule 13D”).  The Principal Reporting Person beneficially owns all of the shares of the Issuer beneficially owned by all of the Reporting Persons. Since the filing of the Schedule 13D, FF Plaza and Delaware Permanent were dissolved and ceased to be members of Salt Pond.  The dissolution of FF Plaza and Delaware Permanent did not change the Principal Reporting Person’s beneficial ownership of shares of the Issuer.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the shares of Class B common stock, par value $0.01 per share (“Common Stock”), of Altisource Residential Corporation, a company organized under the laws of Maryland (the “Issuer”). The principal executive offices of the Issuer are c/o Altisource Asset Management Corporation, 402 Strand St., Frederiksted, United States Virgin Islands 00840-3531.

ITEM 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a) This Schedule 13D is filed jointly by the Reporting Persons. As of January 22, 2014, the partners of FF Plaza were Mr. and Mrs. Erbey and Delaware Permanent. As of January 22, 2014, the members of Salt Pond were Mr. and Mrs. Erbey, FF Plaza and Erbey Holding. As of January 22, 2014, Delaware Permanent and Erbey Holding are wholly-owned by Mr. Erbey.

(b) As of the date of this report, Mr. and Mrs. Erbey’s business address is P.O. Box 25437, Christiansted, United States Virgin Islands 00824 As of the date of this report, the principal office of Salt Pond, a United States Virgin Islands limited liability company, is P.O. Box 25437, Christiansted, VI 00824. As of the date of this report, the principal office of Erbey Holding, a Delaware corporation, is P.O. Box 25437, Christiansted, VI 00824.

(c) As of January 22, 2014, Mr. Erbey was Executive Chairman of Ocwen Financial Corporation and Chairman of the Issuer. As announced on December 22, 2014, Mr. Erbey stepped down from his position as a director and Chairman of the Board of Directors of the Issuer effective January 16, 2015 pursuant to a consent order between Ocwen Financial Corporation (“Ocwen”) and the New York State Department of Financial Services (the “Consent Order”). Mr. Erbey also stepped down as an officer and director of Ocwen and from the boards of Ocwen’s related companies at that time. Mrs. Erbey is Chief Financial Officer of Salt Pond. Erbey Holding is a holding company for the investment of securities. Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses.  FF Plaza and Delaware Permanent were holding companies for the investment of securities but have been dissolved following divestment of all securities. FF Plaza and Delaware Permanent were holding companies for the investment of securities but have been dissolved following divestment of all securities.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. and Mrs. Erbey are United States citizens.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person, as defined below, is based upon 56,515,998 shares outstanding as of January 22, 2014.

(b) In addition, the Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

(c) Transactions within past 60 days of January 22, 2014: None.

(d) Not applicable.

(e) On January 22, 2014, the Issuer completed an offering of Common Stock.  Upon completion of this offering, each of the Reporting Persons ceased to be a beneficial owner of 5% or more of the Issuer’s common stock. FF Plaza and Delaware Permanent have since been dissolved.

ITEM 7.	Material to be Filed as Exhibits.

2.1
Separation Agreement, dated December 21, 2012, by and between Altisource and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 28, 2012 and incorporated herein by reference).

99.1	Joint Filing Agreement, dated March 4, 2015, by and among William C. Erbey, E. Elaine Erbey, Salt Pond Holdings, LLC and Erbey Holding Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2015

	By:	/s/ William C. Erbey
William C. Erbey

	By:	/s/ E. Elaine Erbey
E. Elaine Erbey

Salt Pond Holdings, LLC

	By:	/s/ Salt Pond Holdings, LLC
William C. Erbey
		Title:	President

Erbey Holding Corporation

	By:	/s/ William C. Erbey
William C. Erbey
		Title:	President